

Taylor Fields · 2nd

Founder at Nostalgia Coffee Roasters

San Diego, California, United States ·

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183 connections



1 mutual connection: Katie Powers

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Nostalgia Coffee Roasters

DePaul University

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COFFEE
NOSTALGIA

Nostalgia Coffee wants to get the bag
San Diego Reader

Taylor Fields started small in 2018, parking her compact Nostalgia Coffee trailer at...

Meet Taylor Fields of Nostalgia C Roasters - SDVoyager - San Dieg
SDVoyager - San Diego

Today we'd like to introduce you t Fields. So, before we jump into sp

Experience

Founder and CEO
Nostalgia Coffee Roasters · Full-time
Mar 2018 – Present · 3 yrs 5 mos
San Diego, California, United States

Corporate Accountant
Intuit
Oct 2016 – Mar 2018 · 1 yr 6 mos
San Diego, California, United States

• Trained, managed and mentored multiple new hires within the first year of starting.
• Corresponded with Intuit team members across the globe in marketing, finance, IT, and coding in order to accu ...see more

BDO
1 yr 1 mo

Experienced Assurance Associate
Full-time
Aug 2016 – Oct 2016 · 3 mos
San Diego, California, United States

• Promoted ahead of all others in my class to be an assumed audit senior after just one year at the firm.
• Executed audit planning for SEC SOX 404 compliant client including performing walkthroughs of 90+ controls ...see more

Assurance Associate
Full-time
Oct 2015 – Jul 2016 · 10 mos
San Diego, California, United States

• Performed audits for publicly and privately held clients in the following industries: Insurance, Retail, Manufacturing, Fast Food, Technology and Medical.
• Performed audit and quarterly reviews for mediu ...see more

Assurance Intern
BDO · Internship
Jan 2014 – Mar 2014 · 3 mos
Chicago, Illinois, United States

Tax Intern
BDO · Internship
Jan 2013 – Apr 2013 · 4 mos
Chicago, Illinois, United States

Education

DePaul University
Bachelor of Science - BS, Accounting and Finance
2010 – 2014

Licenses & certifications

Certified Public Accountant
California Board of Accountancy
Issued Apr 2016 · No Expiration Date